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                                                                    EXHIBIT 12.1


Computation of Ratio of Earnings to Fixed Charges(1)
(Dollars in thousands)
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

Year ended December 31,                                  1997(2)     1996         1995         1994         1993
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
Earnings:
     Net income from operations before tax         $     24,889      21,243       17,337       15,734        15,448
     Applicable income taxes                             15,103      13,351       10,844        9,861         9,321
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     Income before taxes                                 39,992      34,594       28,181       25,595        24,769

     Fixed charges:
         Interest expense excluding interest on deposits  8,060       3,389        2,488        1,391           835
         Portion of rents representative of interest        472         492          829          866            -
         Preferred stock dividends including
              pre-tax effect                              2,004         589           -            -             -
         Amortization of trust preferred securities
              issuance costs                                 14          -            -            -             -
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     Fixed charges excluding interest on deposits        10,550       4,470        3,317        2,257           835
         Interest on deposits                            64,603      46,630       39,458       27,060        26,243
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     Fixed charges including interest on deposits  $     75,153      51,100       42,775       29,317        27,078
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     Earnings excluding interest on deposits       $     50,542      39,064       31,498       27,852        25,604
     Earnings including interest on deposits            115,145      85,694       70,956       54,912        51,847
     Fixed charges excluding interest on deposits        10,550       4,470        3,317        2,257           835
     Fixed charges including interest on deposits        75,153      51,100       42,775       29,317        27,078

Ratio of Earnings to Fixed Charges:
     Excluding interest on deposits                       4.79x        8.74x        9.50x       12.34x        30.66x
     Including interest on deposits                       1.53x        1.68x        1.66x        1.87x         1.91x
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

(1) For purposes of computing the ratio of earnings to fixed charges, earnings represents income before income taxes and fixed charges. Fixed charges represent interest expense and preferred stock dividends, which dividends commenced in October 1996 and concluded in October 1997. Deposits include interest-bearing deposits and repurchase agreements. Without including preferred stock dividends in fixed charges and excluding interest on deposits, the ratio of earnings to fixed charges for the years ended December 31, 1997 and 1996 were 5.68x and 9.91x, respectively. Without including preferred stock dividends in fixed charges and including interest on deposits, the ratio of earnings to fixed charges for the years ended December 31, 1997 and 1996 were 1.55x and 1.68x, respectively

(2) Selected financial data for 1997 have been restated. See "Notes to Consolidated Financial Statements - Restatement" included in Part IV,
       Item 14 for information regarding the restatement.